Exhibit 99.1

INX Reports 2024 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token (Unaudited)

New York, March 31, 2025- INX Limited today announced the calculation of its cumulative Adjusted Operating Cash Flow as of December 31, 2024 and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except for the number of INX Tokens)
Cumulative Adjusted Operating Cash Flow as of December 31, 2023	(64,460)

Less: Net cash used in operating activities in the nine months ended December 31 , 2024	(10,714)

Plus: Proceeds from sale of INX Tokens during the nine months ended December 31 , 2024	-

Less: Proceeds from initial sale of INX Tokens during the nine months ended September 30, 2024	-

Cumulative Adjusted Operating Cash Flow as of December 31 , 2024	(75,174)

Distributable Amount	0

Outstanding INX Tokens (as of March 27 2024)	138,322,320

Indicative Pro Rata Portion of the Distributable Amount per INX Token	0

These calculations are based on inaudited quarterly results of operations of the INX Limited and its subsidiaries.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens is based on an annual calculation of our cumulative Adjusted Operating Cash Flow as of December 31 and includes the resulting the pro rata portion of the Distributable Amount per INX Token. The calculation of the cumulative Adjusted Operating Cash Flow is provided at the same time that we file our annual report containing our audited financial statements. We publicly disclose the final calculations, including the pro rata portion of the Distributable Amount per INX Token, by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow is based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.